UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): September 12, 2023

NORTHVIEW ACQUISITION CORP.
(Exact Name of Registrant as Specified in its Charter)

DELAWARE	001-41177	86-3437271
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

207 WEST 25TH ST., 9TH FLOOR
NEW YORK, NY 10001
(Address of principal executive offices and zip code)

(212) 494-9022
(Registrant’s telephone number, including area code)

(Former name or former address, if changed from last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-14(c)).

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol (s)	Name of each exchange on which registered
Shares of common stock, par value $0.0001 per share	NVAC	The NASDAQ Stock Market LLC
Rights, each entitling the holder to receive one-tenth of one share of common stock	NVACR	The NASDAQ Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50 per whole share	NVACW	The NASDAQ Stock Market LLC

Item 1.01. Entry into a Material Definitive Agreement.

As previously disclosed, on November 7, 2022, NorthView Acquisition Corp., a Delaware corporation (“NorthView”), entered into an Merger Agreement and Plan of Reorganization (as amended, and as it may be further amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among NorthView and Infrared Cameras Holdings, Inc., a Delaware corporation (“Profusa”), and NV Profusa Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of NorthView (“Merger Sub”). Upon consummation of the transactions contemplated by the Merger Agreement, Merger Sub will merge with and into Profusa (the “Merger”) with Profusa surviving the Merger as a wholly-owned subsidiary of NorthView. The transactions contemplated by the Merger Agreement are hereinafter referred to as the “Business Combination.”

On September 12, 2023, the parties to the Merger Agreement entered into Amendment No. 1 to the Merger Agreement (the “Amendment”) pursuant to which the parties agreed to revise the revenue earnout milestones to reflect updated projections provided by Profusa. Specifically, Amendment No. 1 revised the definition of “Milestone Event III” and “Milestone Event IV” such that one-quarter of the Earnout Shares would be issued to Profusa stockholders if the combined company achieves Earnout Revenue of $11,864,000 for the fiscal year ended December 31, 2024, and one-quarter of the Earnout Shares would be issued to Profusa stockholders if the combined company achieves Earnout Revenue of $99,702,000 for the fiscal year ended December 31, 2025. Amendment No. 1 also clarified the exercise price of certain NorthView Warrants.

The foregoing descriptions of the Merger Agreement and the Amendment are not complete and are subject to and qualified in their entirety by reference to the Merger Agreement and the Amendment, copies of which are filed with this Current Report on Form 8-K as Exhibits 2.1 and 2.2, respectively, and the terms of which are incorporated by reference herein.

Additional Information and Where to Find It

This Current Report relates to a proposed business combination transaction among NorthView and Profusa pursuant to which Profusa would become a wholly-owned subsidiary of NorthView, and NorthView would be renamed Profusa, Inc. In connection with the proposed transaction, NorthView filed an initial registration statement/proxy statement on Form S-4 with the SEC on January 25, 2023 (as amended, the “proxy statement/prospectus”) that will also constitute a prospectus of NorthView with respect to the NorthView Common Stock to be issued in the proposed transaction. The definitive proxy statement/prospectus (if and when available) will be delivered to NorthView’s stockholders. NorthView may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF BREEZE ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the proxy statement/prospectus (if and when available) and other documents that are filed or will be filed with the SEC by NorthView through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by NorthView will be available free of charge at NorthView Acquisition Corp., 207 West 25th St, 9th Floor, New York, NY 10001, attention: Fred Knechtel.

Participants in the Solicitation

NorthView and its directors and executive officers are participants in the solicitation of proxies from the stockholders of NorthView in respect of the proposed transaction. Information about NorthView’s directors and executive officers and their ownership of NorthView Common Stock is set forth in NorthView’s Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on March 18, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Note Regarding Forward-Looking Statements

This Current Report contains forward-looking statements, including, among other things, statements regarding the anticipated benefits of the proposed transaction, the combined company becoming a publicly listed company, the anticipated impact of the proposed transaction on the combined companies’ business and future financial and operating results, the anticipated timing of closing of the proposed transaction, the success and customer acceptance of Profusa’s product and service offerings, and other aspects of Profusa’s operations or operating results. Words such as “may,” “should,” “will,” “believe,” “expect,” “anticipate,” “target,” “project,” and similar phrases that denote future expectations or intent regarding the combined company’s financial results, operations, and other matters are intended to identify forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including projections of market opportunity and market share, the capability of Profusa’s business plans including its plans to expand, the sources and uses of cash from the proposed transaction, the anticipated enterprise value of the combined company following the consummation of the proposed transaction, any benefits of Profusa’s partnerships, strategies or plans as they relate to the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms and timing of the proposed transaction are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of NorthView and Profusa believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of NorthView and Profusa caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form S-4 relating to the proposed transaction, which is expected to be filed by NorthView with the SEC and other documents filed by NorthView or Profusa from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither NorthView nor Profusa can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to the failure to obtain approval from NorthView’s stockholders or satisfy other closing conditions in the Merger Agreement, the occurrence of any event that could give rise to the termination of the Merger Agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by NorthView’s public stockholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the final prospectus for NorthView’s initial public offering filed with the SEC on December 22, 2021 and in its subsequent annual and quarterly reports on Forms 10-K and 10-Q, respectively, and other filings with the SEC. There may be additional risks that neither NorthView nor Profusa presently know or that NorthView and Profusa currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by NorthView, Profusa, their respective directors, officers or employees or any other person that NorthView and Profusa will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this current report represent the views of NorthView and Profusa as of the date of this filing. Subsequent events and developments may cause those views to change. However, while NorthView and Profusa may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of NorthView or Profusa as of any date subsequent to the date of this communication.

No Offer or Solicitation

This Current Report is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or to buy any securities or a solicitation of any vote or approval and is not a substitute for the proxy statement/prospectus or any other document that NorthView may file with the SEC or send to NorthView’s or Profusa’s stockholders in connection with the proposed transaction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1†
Merger Agreement and Plan of Reorganization, dated as of November 7, 2022, by and among NorthView, NV Profusa Merger Sub, Inc. and Profusa, Inc. (incorporated by reference to Exhibit 2.1 to NorthView’s Current Report on Form 8-K, filed with the SEC on November 10, 2022).)

2.2	Amendment No. 1 to Merger Agreement, dated September 12, 2023, by and among NorthView, Profusa and Merger Sub
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†
Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHVIEW ACQUISITION CORP.

Dated: September 13, 2023	By:	/s/ Jack Stover
	Name:	Jack Stover
	Title:	Chief Executive Officer